================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              For November 15, 2005

                        Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 28, 2005


                                       PRECISION DRILLING TRUST
                                       By its Administrator PRECISION DRILLING
                                       CORPORATION


                                       By: /s/ Darren Ruhr
                                           ----------------------------------
                                       Name:  Darren Ruhr
                                       Title: Vice President, Corporate Services
                                              and Corporate Secretary

                 PRECISION DRILLING CORPORATION INTERIM REPORT 3

                    PERIODS ENDED SEPTEMBER 30, 2005 AND 2004


MANAGEMENT'S DISCUSSION AND ANALYSIS

HIGHLIGHTS
THREE MONTHS ENDED SEPTEMBER 30,
(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)                  2005             2004          % Change
--------------------------------------------------------------------------------------------------------------------
FINANCIAL RESULTS
Revenue                                                      $           300,016    $     218,023              37.6
Operating earnings (1)                                                   111,956           61,799              81.2
Earnings from continuing operations                                        2,382           36,995             (93.6)
Net earnings                                                           1,382,648           42,707           3,137.5
Diluted earnings per share:
      From continuing operations                                            0.02             0.31             (93.5)
      Net earnings                                                         11.00             0.36           2,955.6
Funds provided by (used in) continuing operations            $           (54,747)   $      56,477            (196.9)
--------------------------------------------------------------------------------------------------------------------

                                                                                   SEPTEMBER 30,       December 31,
                                                                                             2005              2004
--------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                                     $   2,948,598  $        557,311
Long-term debt (2)                                                                             --           718,850
Cash and cash equivalents                                                               1,585,247           122,012
Long-term debt to long-term debt plus equity (2)                                               --              0.24
--------------------------------------------------------------------------------------------------------------------
(1) SEE EXPLANATION ON PAGE 4
(2) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT


PRECISION DRILLING CORPORATION          - 1 -       THIRD QUARTER INTERIM REPORT

OVERVIEW

Diluted earnings per share from continuing operations were $0.02 in the third quarter of 2005 compared to $0.31 in 2004.

Diluted earnings per share from continuing operations in the third quarter of 2005 was reduced by $0.50 as a result of a number of one time items related to the Corporation's recent reorganization activities.

First is the $65.5 million premium on repayment of the Corporation's outstanding debentures and second is the $20.3 million market value adjustment to the shares of Weatherford International Ltd. ("Weatherford") received on the sale of the Energy Services and International Contract Drilling divisions. Excluding these items, diluted earnings per share from continuing operations is $0.52 with the 68% increase over last year reflecting the strong market for oilfield services in Canada and favorable weather conditions allowing activity levels to rise to meet demand. Increased demand has resulted in improved pricing for all of our service offerings.

     On August 31, the Corporation completed the sale of its Energy Services and International Contract Drilling divisions to Weatherford for a purchase price consisting of 26 million common shares of Weatherford and $1.13 billion cash consideration and recognized an associated gain of $1.262 billion. On September 13, Precision closed the sale of CEDA International Corporation ("CEDA"), which carried on the Industrial Services business, for cash proceeds of $274 million, recognizing a gain of $123 million.

     In September, the Corporation announced its intentions to reorganize its remaining operations and holdings into an income trust and on October 4 the associated Notice of Special Meeting of Securityholders and Information Circular were mailed to securityholders. The special meeting to consider the conversion took place on October 31, 2005 with the actual conversion taking place on or about November 7, 2005. Pursuant to the reorganization, shareholders will be entitled to receive in exchange for each common share held (i) one unit of the Trust; (ii) their pro-rata share of the 26 million common shares of Weatherford owned by Precision; and (iii) their pro-rata share of up to $850 million of cash. The Weatherford shares will not be subject to any resale restrictions. Based on current business conditions, it is anticipated that the Board of Trustees of the Trust will set the initial regular distributions to the Trust's unitholders at approximately $0.24 per Trust Unit per month, with the first such payment expected to be made in the month following the effective date of the reorganization.

     Also in September, Precision provided irrevocable redemption notices for the repayment of all of its outstanding debentures and on October 17, 2005 paid approximately $767 million to fulfill this obligation.


PRECISION DRILLING CORPORATION          - 2 -       THIRD QUARTER INTERIM REPORT

RESULTS OF CONTINUING OPERATIONS

-----------------------------------------------------------------------------------------------------
THREE MONTHS ENDED SEPTEMBER 30,                             2005             2004          % Change
-----------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                       229              226               1.3
Drilling operating days                                    12,539            9,479              32.3
Drilling revenue per operating day                         16,259           15,029               8.2
Number of service rigs (end of period)                        238              239              (0.4)
Service rig operating hours                               122,620          112,636               8.9
Service revenue per operating hour                            551              479              15.0
-----------------------------------------------------------------------------------------------------


NINE MONTHS ENDED SEPTEMBER 30,                              2005             2004          % Change
-----------------------------------------------------------------------------------------------------
Number of drilling rigs (end of period)                       229              226               1.3
Drilling operating days                                    32,587           29,526              10.4
Drilling revenue per operating day                         17,300           16,031               7.9
Number of service rigs (end of period)                        238              239              (0.4)
Service rig operating hours                               335,108          344,315              (2.7)
Service revenue per operating hour                            567              498              13.9
-----------------------------------------------------------------------------------------------------

     Rig demand remains extremely strong and the wet weather conditions throughout the second quarter further enhanced the situation in the third quarter as ground conditions dried in July. The impact of this pent up demand resulted in an outstanding quarter for revenues and earnings as the backlog of wells to be drilled created a combination of positive factors. First, winter pricing held up through the spring and into the summer and second, whenever equipment became available there were customers that were prepared to put it to work immediately. This contributed to the 81% increase in operating earnings in the third quarter of 2005 relative to 2004.

     Overall, the oil and gas service industry will benefit from the pricing leverage established from third quarter activity. Accordingly, increased pricing for the winter season will take effect in the fourth quarter.

     All operating divisions reported significant revenue increases year over year. Well Servicing's 25% increase was somewhat lower than Contract Drilling's 43% increase due to the natural time lag between drilling and completing wells.

     Operating costs were lower as a percentage of revenue despite crew wage increases that were implemented in the fourth quarter of 2004. Operating expenses declined from 58% of revenue in the third quarter of 2004 to 53% in 2005. Equipment repair and maintenance expenditures were lower on a per day basis as scheduled expenditures were spread over a higher activity level relative to last year. In addition, operating expenses have not increased as much as customer pricing.

     General and administrative costs for the third quarter were slightly higher than the same period in 2004. As a percentage of revenue, general and administrative costs fell to 5.5% from 6.4 %. General and administrative costs should further decline as the corporate function continues to be sized to meet the needs of Precision's smaller business organization.

     Depreciation expense remained relatively consistent as the impact of increased activity was offset by the change in the estimated useful life of drilling rigs from 4,150 to 5,000 utilization days effective January 1, 2005.



PRECISION DRILLING CORPORATION          - 3 -       THIRD QUARTER INTERIM REPORT

LIQUIDITY AND CAPITAL RESOURCES

     The Corporation had cash and cash equivalents of $1.585 billion as at September 30, 2005. The cash resources have been generated from the operations of the Corporation plus the cash proceeds from the sale of the Energy Services and International Contract Drilling divisions and CEDA. A portion of the cash was utilized to fund the redemption of 100% of the Corporation's outstanding public debt on October 17, 2005, for a total cost of approximately $767 million. The balance of the cash resources will be utilized to fund most of the cash distribution of $850 million to occur upon the completion of the proposed reorganization into a trust. The balance of the $850 million cash payment, plus cash costs related to the trust conversion, the net cash payments required on purchase of vested stock options and the working capital needs of the Trust will be funded by a new credit facility. The Corporation has obtained a $550 million, three year committed revolving facility, from a syndicate of Canadian financial institutions which will be sufficient to fund the above noted costs plus capital expenditures. During October 2005, the Corporation issued 459,650 shares on the exercise of stock options.


QUARTERLY FINANCIAL SUMMARY
(STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS,
WHICH ARE PRESENTED ON A DILUTED BASIS)                   2004                               2005
--------------------------------------------------------------------------------------------------------------------
Quarters ended                                     December 31          MARCH 31          JUNE 30SEPTEMBER 30
--------------------------------------------------------------------------------------------------------------------
Revenue                                                313,978           383,407          157,895           300,016
Operating earnings (1)                                 113,879           153,020           24,505           111,956
Earnings from continuing operations                     60,582            88,281            9,308             2,382
      Per share                                           0.49              0.71             0.07              0.02
Net earnings                                            88,183           138,518           25,851         1,382,648
      Per share                                           0.71              1.11             0.21             11.00
Funds provided by (used in)
      continuing operations                            114,628           122,075           27,973          (54,747)
--------------------------------------------------------------------------------------------------------------------


                                                          2003                               2004
Quarters ended                                     December 31          March 31          June 30      September 30
--------------------------------------------------------------------------------------------------------------------
Revenue                                                263,907           361,524          134,963           218,023
Operating earnings (1)                                  88,729           131,570           24,065            61,799
Earnings from continuing operations                     42,486            80,427           10,127            36,995
      Per share                                           0.38              0.71             0.09              0.31
Net earnings                                            52,958           100,519           15,995            42,707
      Per share                                           0.48              0.89             0.14              0.36
Funds provided by continuing operations                 86,522           129,506           11,038            56,477
--------------------------------------------------------------------------------------------------------------------
(1)      OPERATING EARNINGS - NON-GAAP MEASURE


     Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.


PRECISION DRILLING CORPORATION          - 4 -       THIRD QUARTER INTERIM REPORT

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS CONTAINED IN THIS INTERIM REPORT, INCLUDING STATEMENTS RELATED TO OUR PROPOSED REORGANIZATION AND THE WEATHERFORD SHARES, AND STATEMENTS THAT MAY CONTAIN WORDS SUCH AS "COULD", "PLANS", "SHOULD", "ANTICIPATES", "EXPECT", "BELIEVE", "WILL" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS, AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: OUR EXAMINATION OF AVAILABLE STRATEGIC ALTERNATIVES FOR OUR CONTINUING BUSINESS, THE CORPORATION'S MARKET SHARE AND POSITION IN THE DOMESTIC DRILLING MARKET; ANTICIPATED REDUCTIONS IN OUR GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER SUCH MATTERS.

     THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSIS MADE BY THE CORPORATION IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE IN THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS WILL CONFORM WITH THE CORPORATION'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE CORPORATION'S EXPECTATIONS, INCLUDING: FLUCTUATIONS IN THE PRICE AND DEMAND OF OIL AND GAS; FLUCTUATIONS IN THE LEVEL OF OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES; FLUCTUATIONS IN THE DEMAND FOR WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; THE EXISTENCE OF COMPETITORS, TECHNOLOGICAL CHANGES AND DEVELOPMENTS IN THE OIL AND GAS INDUSTRY; THE ABILITY OF OIL AND GAS COMPANIES TO RAISE CAPITAL; THE EFFECTS OF SEVERE WEATHER CONDITIONS ON OPERATIONS AND FACILITIES; THE EXISTENCE OF OPERATING RISKS INHERENT IN WELL SERVICING, CONTRACT DRILLING AND ANCILLARY OILFIELD SERVICES; IDENTIFYING AND ACQUIRING SUITABLE ACQUISITION TARGETS ON REASONABLE TERMS; GENERAL ECONOMIC, MARKET OR BUSINESS CONDITIONS, INCLUDING STOCK MARKET VOLATILITY; CHANGES IN LAWS OR REGULATIONS, INCLUDING TAXATION, ENVIRONMENTAL AND CURRENCY REGULATIONS; THE LACK OF AVAILABILITY OF QUALIFIED PERSONNEL OR MANAGEMENT; AND OTHER UNFORESEEN CONDITIONS WHICH COULD IMPACT ON THE USE OF SERVICES SUPPLIED BY THE CORPORATION.

     CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS REPORT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY THE CORPORATION WILL BE REALIZED OR, EVEN IF SUBSTANTIALLY REALIZED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES TO OR EFFECTS ON THE CORPORATION OR ITS BUSINESS OR OPERATIONS. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE PUBLICLY ANY SUCH FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



PRECISION DRILLING CORPORATION          - 5 -       THIRD QUARTER INTERIM REPORT

                           CONSOLIDATED BALANCE SHEETS


                                                                                  SEPTEMBER 30,        December 31,
(STATED IN THOUSANDS OF DOLLARS)                                                           2005                2004
--------------------------------------------------------------------------------------------------------------------
                                                                                    (unaudited)
ASSETS
Current assets:
         Cash and cash equivalents                                                  $   1,585,247      $    122,012
         Marketable securities, at lower of cost or market (Note 4)                     2,072,749                -
         Accounts receivable                                                              356,335           309,292
         Inventory                                                                          6,603             7,734
         Other assets                                                                       7,742                --
         Assets of discontinued operations (Note 5)                                            --           497,036
--------------------------------------------------------------------------------------------------------------------
                                                                                        4,028,676           936,074

Property, plant and equipment, net of accumulated depreciation                            925,112           897,584
Intangibles, net of accumulated amortization                                                  487               498
Goodwill                                                                                  266,827           266,827
Other assets                                                                                   --             9,116
Assets of discontinued operations (Note 5)                                                     --         1,741,950
--------------------------------------------------------------------------------------------------------------------
                                                                                    $   5,221,102      $  3,852,049
--------------------------------------------------------------------------------------------------------------------

LIABILITIES AND  SHAREHOLDERS' EQUITY
Current liabilities:
         Accounts payable and accrued liabilities                                   $     153,240      $    120,432
         Income taxes payable                                                             161,705            13,624
         Current portion of long-term debt (Note 6)                                       765,133                --
         Liabilities of discontinued operations (Note 5)                                       --           244,707
--------------------------------------------------------------------------------------------------------------------
                                                                                        1,080,078           378,763
Long-term debt                                                                                 --           718,850
Future income tax liability                                                               212,167           354,268
Liabilities of discontinued operations (Note 5)                                                --            78,427
Shareholders' equity:
         Share capital (Note 7)                                                         1,323,709         1,274,967
         Contributed surplus (Note 7)                                                      35,189            26,024
         Cumulative translation adjustment                                                     --           (20,933)
         Retained earnings                                                              2,569,959         1,041,683
--------------------------------------------------------------------------------------------------------------------
                                                                                        3,928,857         2,321,741
Contingency (Note 8)
--------------------------------------------------------------------------------------------------------------------
                                                                                    $   5,221,102      $  3,852,049
--------------------------------------------------------------------------------------------------------------------


PRECISION DRILLING CORPORATION          - 6 -       THIRD QUARTER INTERIM REPORT

                          CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                                                   (UNAUDITED)

(STATED IN THOUSANDS OF DOLLARS,                    THREE MONTHS ENDED  SEPTEMBER 30,  NINE MONTHS ENDED  SEPTEMBER 30,
EXCEPT PER SHARE AMOUNTS)                                         2005           2004               2005           2004
------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $    300,016    $   218,023     $     841,318   $      714,510

Expenses:
         Operating                                             158,581        127,109           449,694          406,242
         General and administrative                             16,486         13,942            56,495           44,951
         Depreciation and amortization                          18,923         17,488            52,096           53,209
         Foreign exchange                                       (5,930)        (2,315)           (6,448)          (7,326)

------------------------------------------------------------------------------------------------------------------------
                                                               188,060        156,224           551,837          497,076
------------------------------------------------------------------------------------------------------------------------
Operating earnings                                             111,956         61,799           289,481          217,434
Interest:
         Long-term                                              11,971         13,107            36,238           31,414
         Other                                                      39             10               207               38
         Income                                                 (4,784)          (165)           (6,878)            (299)
Premium on redemption of bonds                                  65,483             --            65,483               --
Unrealized loss in market value of
         short-term investments                                 20,262             --            20,262               --

Gain on disposal of investments                                     --         (2,532)               --           (2,574)
------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
         before income taxes                                    18,985         51,379           174,169          188,855
Income taxes:
         Current                                               171,612         10,978           216,299           44,992

         Future                                               (155,009)         3,406          (142,101)          16,314

------------------------------------------------------------------------------------------------------------------------
                                                                16,603         14,384            74,198           61,306
------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                              2,382         36,995            99,971          127,549

Discontinued operations, net of tax (Note 5)                 1,380,266          5,712         1,447,046           31,672
------------------------------------------------------------------------------------------------------------------------
Net earnings                                                 1,382,648         42,707         1,547,017          159,221
Retained earnings, beginning of period                       1,206,052        910,793         1,041,683          794,279
Adjustment on cash purchase of employee
         stock options, net of tax of $ 9,823                  (18,741)            --           (18,741)              --
------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                          $  2,569,959    $   953,500     $   2,569,959   $      953,500
------------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations:
         Basic                                            $       0.02    $      0.31     $        0.81   $         1.12
         Diluted                                          $       0.02    $      0.31     $        0.80   $         1.11
------------------------------------------------------------------------------------------------------------------------

Earnings per share:
         Basic                                            $      11.22    $      0.36     $       12.60   $         1.40
         Diluted                                          $      11.00    $      0.36     $       12.36   $         1.38
------------------------------------------------------------------------------------------------------------------------

Common shares outstanding (000's)                              123,883        121,346           123,883          121,346
Weighted average shares outstanding (000's)                    123,285        118,308           122,778          113,688
Diluted shares outstanding (000's)                             125,686        119,816           125,145          115,156


PRECISION DRILLING CORPORATION          - 7 -       THIRD QUARTER INTERIM REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                (UNAUDITED)


                                                    THREE MONTHS ENDED  SEPTEMBER 30, NINE MONTHS ENDED    SEPTEMBER 30,
(STATED IN THOUSANDS OF DOLLARS)                                  2005           2004              2005             2004
-------------------------------------------------------------------------------------------------------------------------
  Cash provided by (used in):

Continuing operations:
     Earnings from continuing operations                  $      2,382    $    36,995     $      99,971   $      127,549
     Items not affecting cash:
         Stock-based compensation                                1,812          2,619             7,276            5,562
         Depreciation and amortization                          18,923         17,488            52,096           53,209
         Gain on disposal of investments                            --         (2,532)               --           (2,574)
         Premium on redemption of bonds                         65,483             --            65,483               --
         Unrealized loss in market value of
                short-term investments                          20,262             --            20,262               --
         Future income taxes                                  (155,009)         3,406          (142,101)          16,314
         Amortization of deferred financing costs                  457            465             1,374            1,145
         Unrealized foreign exchange gain on
              long-term monetary items                          (9,057)        (1,964)           (9,060)          (4,184)
-------------------------------------------------------------------------------------------------------------------------

     Funds provided by (used in)
              continuing operations                            (54,747)        56,477            95,301          197,021
     Changes in non-cash
     Changes in non-cash working capital
              working capital balances                         106,929        (34,941)          166,365           59,881
-------------------------------------------------------------------------------------------------------------------------
                                                                52,182         21,536           261,666          256,902
Discontinued operations:
         Funds provided by discontinued operations (Note 5)     53,330         48,516           195,877          123,317
         Changes in non-cash working capital
         Changes in non-cash working capital
              balances of discontinued operations              (21,286)       (30,958)          (69,550)         (71,202)
-------------------------------------------------------------------------------------------------------------------------
                                                                32,044         17,558           126,327           52,115
-------------------------------------------------------------------------------------------------------------------------
Investments:
     Business acquisitions, net of cash acquired               (30,421)        (1,160)          (30,421)        (660,002)
     Purchase of property, plant and equipment                 (77,155)       (83,629)         (238,605)        (192,610)
     Purchase of intangibles                                        --           (314)              (20)            (314)
     Proceeds on sale of property,
         plant and equipment                                     8,941         13,371            26,062           24,617
     Proceeds on disposal of investments                            --          5,829                --            5,877
Proceeds on disposal of discontinued operations              1,306,280          8,553         1,306,280           49,299
Investments                                                         --          1,340                --               --
-------------------------------------------------------------------------------------------------------------------------
                                                             1,207,645        (56,010)        1,063,296         (773,133)
Financing:
     Increase in long-term debt                                     --             --                --          522,136
     Repayment of long-term debt                                    (3)      (161,994)              (12)        (173,257)
     Deferred financing costs on long-term debt                     --           (627)               --           (5,612)
     Issuance of common shares on
         exercise of options                                    15,405         13,584            40,522           50,355
     Issuance of common shares, net of costs                        --        276,455                --          276,455
     Purchase of employee stock options                        (28,564)            --           (28,564)              --
     Change in bank indebtedness                                    --        (71,795)               --         (147,909)
-------------------------------------------------------------------------------------------------------------------------
                                                               (13,162)        55,623            11,946          522,168
-------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                        1,278,709         38,707         1,463,235           58,052
Cash and cash equivalents,
     beginning of period                                       306,538         40,715           122,012           21,370
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                  $  1,585,247    $    79,422     $   1,585,247   $       79,422
-------------------------------------------------------------------------------------------------------------------------


PRECISION DRILLING CORPORATION          - 8 -       THIRD QUARTER INTERIM REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS)


1.   BASIS OF PRESENTATION

     These interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation's audited amended consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim financial statements conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements with the exception of certain note disclosures regarding balance sheet items and transactions occurring prior to the current reporting period. As a result, these interim financial statements should be read in conjunction with the Corporation's audited amended consolidated financial statements for the year ended December 31, 2004.

2.   SEASONALITY OF OPERATIONS

     The majority of the Corporation's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

3.   CHANGES IN ACCOUNTING ESTIMATE

     Effective January 1, 2005 Precision changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 operating days), and its drill string to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in $ 3.0 million reduction of depreciation expense for the three months ended and a $ 7.2 million reduction for the nine months ended September 30, 2005.

4.   MARKETABLE SECURITIES

     Marketable securities consists of 26 million common shares of Weatherford International Ltd. ("Weatherford") received as partial proceeds on the sale of the Energy Services and International Contract Drilling divisions. The market value of these securities was $2,072.7 million at September 30, 2005 and $1,899.8 million at October 25, 2005.

5.   DISPOSAL OF DISCONTINUED OPERATIONS

     On August 31, 2005, the Corporation sold its Energy Services and International Contract Drilling divisions to Weatherford for proceeds of approximately $1.13 billion and 26 million common shares of Weatherford, valued at $2.09 billion. In addition, on September 13, 2005 and effective August 31, 2005, the Corporation completed the sale of its industrial plant maintenance business carried on by CEDA International Corporation ("CEDA") to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System, for proceeds of approximately $274 million. Included in the CEDA proceeds was $26.8 million for the purchase of CASCA Electric Ltd. and CASCA Tech Inc., a transaction undertaken by CEDA on July 29, 2005. The Energy Services, International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively and were disposed in accordance with an extensive process undertaken by the Corporation's Board of Directors to investigate avenues of value creation for the Corporation's


PRECISION DRILLING CORPORATION          - 9 -       THIRD QUARTER INTERIM REPORT
shareholders. The proceeds received in both transactions are subject to adjustment based on changes in working capital and net property, plant and equipment from December 31, 2004 to the effective date of the disposal. An estimate has been recorded for these adjustments, however, the final amount is to be agreed upon by the parties to the purchase and sale agreements and such final amount could differ from the amount recorded.

     On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers Inc. for proceeds of $25.7 million. On May 7, 2004, the Corporation sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004, the Corporation sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million are receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Corporation and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in the Energy Services segment and were disposed of as they were not a core component to the Corporation's energy services globalization strategy.

     Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations.

                                              THREE MONTHS ENDED  SEPTEMBER 30, NINE MONTHS ENDED    SEPTEMBER 30,
                                                            2005           2004              2005             2004
------------------------------------------------------------------------------------------------------------------
Revenue
         Energy Services                           $     190,554        223,161           689,319         614,241
         International Contract Drilling                  54,098         91,039           204,987         209,888
         Industrial plant maintenance                     38,530         43,480           149,371         130,969
------------------------------------------------------------------------------------------------------------------
                                                   $     283,182        357,680         1,043,677         955,098
------------------------------------------------------------------------------------------------------------------

Loss on disposal of Fleet Cementers' assets                   --            (14)               --            (362)
Loss on disposal of United Diamond                            --           (254)               --            (254)
Gain on disposal of Energy Services and
         International Contract Drilling               1,261,536             --         1,261,536              --
Gain on disposal of Industrial
         plant maintenance                               123,458             --           123,458              --
------------------------------------------------------------------------------------------------------------------
                                                   $   1,384,994           (268)         1,384,994           (616)
------------------------------------------------------------------------------------------------------------------
Results of operations before income taxes
         Energy Services                                  22,023          8,057            78,282          26,306
         International Contract Drilling                   9,566         12,270            39,496          39,492
         Industrial plant maintenance                      2,911          5,451            18,135          15,953
         Other                                          (25,185)         (8,686)          (33,981)        (18,648)
Writedown of assets held for sale                             --             --                --          (6,117)
------------------------------------------------------------------------------------------------------------------
                                                           9,315         17,092           101,932          56,986
Income tax expense                                        14,043          9,718            39,880          22,018
------------------------------------------------------------------------------------------------------------------
Results of operations, before
         non-controlling interest                        (4,728)          7,374            62,052          34,968
Non-controlling interest                                      --          1,394                --           2,680
------------------------------------------------------------------------------------------------------------------
                                                         (4,728)          5,980            62,052          32,288
------------------------------------------------------------------------------------------------------------------
Discontinued operations                            $   1,380,266          5,712         1,447,046          31,672
------------------------------------------------------------------------------------------------------------------


PRECISION DRILLING CORPORATION         - 10 -       THIRD QUARTER INTERIM REPORT

The following table provides additional information with respect to amounts included in the balance sheet as assets/liabilities of discontinued operations:

                                                                                   2005                2004
------------------------------------------------------------------------------------------------------------
Accounts receivable                                                                  --             381,707
Inventory                                                                            --             106,618
Future income tax asset                                                              --               8,711
------------------------------------------------------------------------------------------------------------
                                                                                     --             497,036
------------------------------------------------------------------------------------------------------------

Capital assets                                                                       --           1,047,937
Intangibles                                                                          --             191,167
Goodwill                                                                             --             468,586
Future income tax asset                                                              --              34,260
------------------------------------------------------------------------------------------------------------
                                                                                     --           1,741,950
------------------------------------------------------------------------------------------------------------

Accounts payable                                                                     --             219,940
Income taxes payable                                                                 --              17,479
Future income tax liability                                                          --               7,270
Other                                                                                --                  18
------------------------------------------------------------------------------------------------------------
                                                                                     --             244,707
------------------------------------------------------------------------------------------------------------

Future income tax liability                                                          --              78,407
Other                                                                                --                  20
------------------------------------------------------------------------------------------------------------
                                                                                     --              78,427
------------------------------------------------------------------------------------------------------------

The following table provides additional information with respect to amounts included in the cash flow statement as funds provided by discontinued operations:

                                                THREE MONTHS ENDED  SEPTEMBER 30, NINE MONTHS ENDED   SEPTEMBER 30,
                                                              2005           2004              2005            2004
--------------------------------------------------------------------------------------------------------------------
Net earnings of discontinued operations                  1,380,266          5,712         1,447,046          31,672
Items not affecting cash:
         Loss (gain) on disposal of
              discontinued operations                   (1,384,994)           268        (1,384,994)            616
         Stock-based compensation                            6,164          3,467            10,109           4,473
         Depreciation and amortization                      22,439         35,332            95,794          92,133
         Non-controlling interest                               --          1,394                --           2,680
         Writedown of assets of
              discontinued operations                           --             --                --           3,293
         Future income taxes                                   (25)          (101)           (1,735)        (12,985)
         Realization of cumulative translation
              adjustments                                   24,828             --            24,828              --
         Unrealized foreign exchange loss on
              long-term monetary items                       4,652          2,444             4,829           1,435
--------------------------------------------------------------------------------------------------------------------
Funds provided by discontinued operations                   53,330         48,516           195,877         123,317
--------------------------------------------------------------------------------------------------------------------


PRECISION DRILLING CORPORATION         - 11 -       THIRD QUARTER INTERIM REPORT

6.   LONG TERM DEBT
     During the third quarter of 2005, Precision provided irrevocable redemption notices for the repayment of all its outstanding debentures and on October 17, 2005 paid $766.7 million to fulfill this obligation. The redemption price of the debentures varied with market interest rates and the Canadian / U.S. exchange rate. On September 20, 2005, the Corporation hedged 50% of its exposure to these variables. The redemption price of the debentures and the value of the contracts used to hedge the exposure to variations in that value are included in the September 30, 2005 balance sheet at fair market value, amounting to $765.1 million in aggregate. The fair market value of these items was $766.7 million on October 17 and the $1.6 million difference between the September 30 value and the October 17 value will be charged to income in the fourth quarter.
     Also during the third quarter of 2005, the Corporation cancelled its undrawn $335 million revolving bank credit facility. Commitments have been received from a syndicate of Canadian financial institutions for a new $550 million revolving facility, which will be in place in early November 2005.


7.   SHARE CAPITAL

(a) ISSUED
Common Shares:                                                                             Number            Amount
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                             60,790,212    $    1,274,967
Options exercised - cash consideration                                                    578,346            24,516
                    reclassification from contributed surplus                                  --             1,521
--------------------------------------------------------------------------------------------------------------------
Balance, May 18, 2005                                                                  61,368,558         1,301,004
Issued on 2:1 stock split                                                              61,368,558                --
Options exercised - cash consideration                                                  1,145,960            16,006
                    reclassification from contributed surplus                                  --             6,699
--------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2005                                                           123,883,076    $    1,323,709
--------------------------------------------------------------------------------------------------------------------

ON MAY 18, 2005 THE CORPORATION SPLIT ITS OUTSTANDING COMMON SHARES ON A TWO FOR ONE BASIS.

(b) CONTRIBUTED SURPLUS
Balance, December 31, 2004                                                                           $       26,024
Stock-based compensation expense                                                                             17,385
Reclassification to common shares on exercise of options                                                     (8,220)
--------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2005                                                                          $       35,189
--------------------------------------------------------------------------------------------------------------------

(c) EQUITY INCENTIVE PLANS
                                                Options              Range of    Weighted Average           Options
                                            Outstanding        Exercise Price      Exercise Price       Exercisable
-------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2004              6,695,120     $   15.53 - 36.32       $       27.44         2,580,302
         Granted                                696,200         37.76 - 48.29               41.42
         Exercised                          (2,302,652)         15.53 - 48.29               25.30
         Cancelled                            (141,650)         15.53 - 31.87               30.26
         Purchased                          (1,025,918)         15.53 - 45.25               31.19
-------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT SEPTEMBER 30, 2005             3,921,100     $   15.53 - 48.29       $       30.09         2,539,200
-------------------------------------------------------------------------------------------------------------------


PRECISION DRILLING CORPORATION         - 12 -       THIRD QUARTER INTERIM REPORT

8.   CONTINGENCY

     The business and operations of Precision have been complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the last five years, involves many complex factors as well as Precision's interpretation of relevant tax legislation and regulations. Precision's management believes that the provision for income tax is adequate and in accordance with Canadian generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable could be up to $300 million.

9.   SUBSEQUENT EVENT

     In September, the Corporation announced its intentions to reorganize its remaining operations and holdings into an income trust and on October 4 the associated Notice of Special Meeting of Securityholders and Information Circular was mailed to securityholders. The special meeting to consider the conversion took place on October 31, 2005, with the actual conversion anticipated to take place on or about November 7, 2005.



EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of third quarter ended September 30, 2005, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal quarter, Precision's disclosure controls and procedures are effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

     During the third quarter ending September 30, 2005, there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

     It should be noted that while Precision's principal executive officer and principal financial officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.



PRECISION DRILLING CORPORATION         - 13 -       THIRD QUARTER INTERIM REPORT

SHAREHOLDER INFORMATION


DIRECTORS

W.C. (Mickey) Dunn (2) (3)
EDMONTON, ALBERTA

Robert J.S. Gibson (1) (3)
CALGARY, ALBERTA

Patrick M. Murray (1)
DALLAS, TEXAS

Frederick W. Pheasey (2) (3)
EDMONTON, ALBERTA

Robert L. Phillips (2) (3)
VANCOUVER, BRITISH COLUMBIA

Hank B. Swartout
CALGARY, ALBERTA

H. Garth Wiggins (1) CALGARY, ALBERTA

(1) AUDIT COMMITTEE MEMBER (2) COMPENSATION COMMITTEE MEMBER
(3) CORPORATE GOVERNANCE AND NOMINATING COMMITTEE MEMBER


OFFICERS

Hank B. Swartout
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

R.T. (Bob) German
VICE PRESIDENT AND
CHIEF ACCOUNTING OFFICER

Jan M. Campbell
CORPORATE SECRETARY



PRECISION DRILLING CORPORATION         - 14 -       THIRD QUARTER INTERIM REPORT

HEAD OFFICE
PRECISION DRILLING CORPORATION
4200, 150-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 3Y7
Telephone:  403-716-4500
Facsimile:  403-264-0251
Website: www.precisiondrilling.com

LEAD BANK
ROYAL BANK OF CANADA
CALGARY, ALBERTA

LEGAL COUNSEL
BORDEN LADNER GERVAIS LLP
CALGARY, ALBERTA

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
NEW YORK, NEW YORK

AUDITORS
KPMG LLP
CALGARY, ALBERTA


STOCK EXCHANGE LISTINGS
Common shares of Precision Drilling Corporation are listed on The Toronto Stock Exchange under the trading symbol PD and PD.U, and on the New York Stock Exchange under the trading symbol PDS.

TRADING PROFILE
TORONTO (TSX:PD)
July 1, 2005 to
September 30, 2005
High: $60.98
Low: $46.31
Volume traded: 63.1 million

NEW YORK (NYSE:PDS)
July 1, 2005  to
September 30, 2005
High: US $51.72
Low: US $38.08
Volume traded: 48.2 million


PRECISION DRILLING CORPORATION         - 15 -       THIRD QUARTER INTERIM REPORT

TRANSFER AGENT AND REGISTRAR
COMPUTERSHARE TRUST COMPANY OF CANADA
CALGARY, ALBERTA

TRANSFER POINT
COMPUTERSHARE TRUST COMPANY, INC.
NEW YORK, NEW YORK

ACCOUNT QUESTIONS
Our Transfer Agent can help you with a variety of shareholder related services, including:

- CHANGE OF ADDRESS
- LOST SHARE CERTIFICATES
- TRANSFER OF STOCK TO ANOTHER PERSON
- ESTATE SETTLEMENT

You can call our Transfer Agent toll free at: 1-888-267-6555

You can write to them at:         COMPUTERSHARE TRUST COMPANY OF CANADA
                                  100 University Avenue
                                  9th Floor
                                  Toronto, Ontario M5J 2Y1

Or you can email them at:         caregistryinfo@computershare.com

Shareholders of record who receive more than one copy of this report can contact our Transfer Agent and arrange to have their accounts consolidated. Shareholders who own Precision shares through a brokerage firm can contact their broker to request consolidation of their accounts.

ONLINE INFORMATION
To receive our news releases by e-mail, or to view this interim report, please visit our web site at www.precisiondrilling.com and refer to the Investor Relations section.

ESTIMATED RELEASE DATES FOR FINANCIAL RESULTS
2005 Fourth Quarter - February 9, 2006






PRECISION DRILLING CORPORATION
4200, 150 - 6th AVE SW, Calgary, Alberta, Canada T2P 3Y7
T 403 716 4500   F 403 264 0251    www.precisiondrilling.com



PRECISION DRILLING CORPORATION         - 16 -       THIRD QUARTER INTERIM REPORT